Exhibit 99.2

Certificate of Qualified Person

I, Robert F. Brown, 3977 Westridge Ave., West Vancouver, B.C., Canada, as the author of this report “NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon and Santa Rosa Projects. Guanajuato, Mexico” prepared for Great Panther Silver Limited., dated February 20, 2017 does hereby certify that;

1.	I am a graduate of the Queen’s University at Kingston, Ontario (1975) and hold a B. Sc. degree in Geology.

2.	I am presently a contractor and Qualified Person (QP) for Great Panther Silver Limited.

3.	I have been employed in my profession by various companies since graduation in 1975.

4.	I am a registered Professional Engineer with Association of Professional Engineers and Geoscientists of B.C. since 1982.

5.	I have read the definitions of “Qualified Person” set out in NI 43-101 and certify that because of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101. My relevant experience includes practice as a geologist in the fields of exploration, resource definition and estimation, and mining on projects at various stages of development (green-fields through to established operation) within Indonesia, Mexico, Canada, and the USA. I have worked primarily with gold and silver deposits hosted within various geological environments, and in underground operating environments.

6.	I have visited the Guanajuato Mine Complex on numerous occasions since 2006, most recently from November 1-10, 2016.

7.	I am the author responsible for this report utilizing data supplied by the mine listed in the References section of this report.

8.	To the best of my knowledge, information and belief, this technical report contains all the scientific and technical information that is required to be disclosed to make this technical report not misleading.

9.	I am not independent of Great Panther Silver Limited as defined in Section 1.5 of NI 43-101 as I was appointed VP Exploration in April of 2004, retired as of December 31, 2016, and presently retain QP status with GPR.

10.	I have read NI 43-101 and NI 43-101F1 and have prepared the technical report in compliance with that instrument and form.

11.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.

“Robert F. Brown”

Robert F. Brown, P. Eng., B.C.

DATED at Vancouver, British Columbia, this 20th day of February, 2017